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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 10438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Manhattan Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Ave.
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cheryl M. Kallem 212-756-3155
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) New York (State) 10036 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/16/2010

OATH OR AFFIRMATION

I, Cheryl M. Kallem and I, Neal K. Stearns, swear (or affirm) that, to the best of our knowledge and belief the accompanying consolidated statement of financial condition pertaining to the firm of First Manhattan Co. (the "Company"), as of December 31, 2009, is true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Managing Director

Title

Signature

Senior Managing Director

Title

Notary Public

SUZANNE M. CAPELLINI
Notary Public, State of New York
No. 01CA4707207
Qualified in New York County
Commission Expires May 28, 20 11

This report ** contains (check all applicable boxes)

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3,
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

First Manhattan Co.

Consolidated Statement Of Financial Condition

December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Partners of
First Manhattan Co.

We have audited the accompanying consolidated statement of financial condition of First Manhattan Co. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of First Manhattan Co. at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2010

First Manhattan Co.
Consolidated Statement Of Financial Condition
December 31, 2009
($ in thousands)

Assets of First Manhattan Co.	
Cash in banks	$ 1,481
Cash and securities segregated, deposited in a special reserve bank account for the exclusive benefit of customers	2,442
Receivable from clearing broker, net	2,960
Investment advisory fees receivable	1,782
Investments in U.S. Government securities owned by the Company, at market value	17,250
Other marketable securities	11,877
Secured demand notes receivable, fully collateralized	8,813
Furniture, fixtures and leasehold improvements, at cost, net of accumulated depreciation and amortization of $4,343	569
Other assets	1,453
	48,627
Assets of consolidated investment entities	
Investments in readily marketable securities at market value (cost $415,824)	456,211
Investments in non readily marketable securities (cost $24,580)	12,577
Due from brokers, net	30,682
Unrealized gain on forward currency contracts	1,163
Other assets	1,251
	501,884
Total assets	$ 550,511

Liabilities and net worth	
Liabilities of First Manhattan Co.	
Accounts payable and accrued expenses	$ 7,051
Secured demand notes	8,813
	15,864
Liabilities of consolidated investment entities	
Securities sold short, at market value	16,984
Redemptions payable to non controlling interest holders	5,640
Capital contributions received in advance	1,175
Accounts payable	216
	24,015
Total liabilities	39,879
Net worth	
Net worth attributable to First Manhattan Co.	36,286
Non controlling interests in consolidated investment entities	474,346
Total net worth	510,632
Total liabilities and net worth	$ 550,511

See accompanying notes.

1. Organization and Consolidation Policy

First Manhattan Co. ("FMC" or the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in the business of providing investment advisory and securities brokerage services. The Company has entered into a fully disclosed clearing agreement with Pershing LLC ("Pershing") pursuant to which Pershing provides certain clearing and related functions. Under this arrangement, Pershing, under the Company's continuing supervision, assumes the physical custody of, and conducts the brokerage settlement activities for, accounts of the Company and its customers. The Company is a New York limited partnership, the sole general partner of which is First Manhattan LLC, a New York limited liability company.

The accompanying consolidated statement of financial condition includes the accounts of the Company and those FMC Investment Entities ("Investment Entities") which are consolidated into FMC, notwithstanding the fact that FMC may have only a partial economic interest in the Investment Entities. Consequently, the Company's consolidated statement of financial condition reflects the assets and liabilities of FMC and the Investment Entities on a consolidated basis.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 810, *Consolidation*, FMC consolidates those Investment Entities in which it has a substantive interest, or in which it is the primary beneficiary of a variable interest entity, as defined. In addition, the Company consolidates those Investment Entities it controls through a majority voting interest or otherwise, including those Investment Entities in which the general partner is presumed to have control over the Investment Entities.

On January 1, 2009, the Company adopted recently issued accounting guidance contained within ASC 810, which changed the accounting and reporting for non controlling interests in a consolidated statement of financial condition. These interests are now classified as a component of net worth.

The ownership interests in the Investment Entities not owned by the Company are reflected as non controlling interests in consolidated Investment Entities in the consolidated statement of financial condition. Investment advisory fees receivable from the Investment Entities of $3,238 have been eliminated in consolidation. The consolidation of the Investment Entities has no effect on FMC's net worth.

Non controlling interests in certain consolidated Investment Entities are subject to withdrawal or redemption restrictions. At December 31, 2009, $6,761 is currently subject to withdrawal or redemption restrictions in excess of one year. When permitted redemptions become payable to non-controlling investors on a current basis, they are classified as redemptions payable in the consolidated statement of financial condition.

($ in thousands)

1. Organization and Consolidation Policy (continued)

The Company has retained the specialized accounting for the Investment Entities in accordance with ASC 810-10-25-15, *Retention of Specialized Accounting for Investments in Consolidation.* Accordingly, the Company reports the investments of the Investment Entities on the consolidated statement of financial condition at their estimated fair value (see Note 8). Additionally, various disclosures relevant to the Investment Entities, specifically the Investment Entities' investment activities and holdings, have been included in the footnotes on a consolidated basis.

The Company is the general partner of, and/or the investment advisor to, two Investment Entities not included in the consolidated statement of financial condition, which were organized by the Company and in which the Company does not have an investment. At December 31, 2009, 27% of investment advisory fees receivable were attributable to these two Investment Entities.

2. Significant Accounting Policies

The consolidated statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and was developed in accordance with the ASC, as set forth by the FASB. Significant accounting policies are as follows:

The preparation of the consolidated statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition.

The Company records all transactions on a trade date basis. Investments owned are carried at market value, which generally is the last trade for listed securities, or the closing bid for over the counter securities, or at fair value, as determined by management. Investments in securities which are non readily marketable, included in consolidated Investment Entities, have a fair value of $12,577 at December 31, 2009 in accordance with management's estimates and assumptions.

The fair value of the Company's and Investment Entities' assets and liabilities approximates the carrying amount presented in the consolidated statement of financial condition.

Assets and liabilities of Investment Entities denominated in foreign currencies are translated into U.S. Dollars at the closing rates of exchange at December 31, 2009.

($ in thousands)

3. Receivable from Clearing Broker, Net and Due from Brokers, Net

At December 31, 2009, the receivable from clearing broker, net represents cash maintained at Pershing, commissions receivable earned as an introducing broker for the transactions of its customers, net of clearing and related expenses, and interest receivable.

At December 31, 2009, due from brokers, net for Investment Entities consists of cash and margin balances, dividends receivable, and unsettled transactions.

4. Taxes

The Company is a partnership and therefore is not subject to federal, state and city income taxes, but it is subject to the New York City unincorporated business tax. For each of the Investment Entities which is a partnership, each partner is responsible for the tax liability or benefit related to his distributive share of taxable income or loss for federal, state, and local income tax purposes. Accordingly, no provision for federal, state and local income tax has been provided in the accompanying consolidated statement of financial condition.

In accordance with ASC guidance effective for the Company for the year ended December 31, 2009, the Company has determined that there are no uncertain tax positions at First Manhattan Co. or the consolidated Investment Entities. The adoption of this guidance did not have an impact on the consolidated statement of financial condition.

5. Secured Demand Notes

Secured demand notes from limited partners of FMC (maturing January 31, 2018) are collateralized by marketable securities and cash. By agreement, collateral in excess of the face amount of the notes, amounting to $11,877, has also been contributed as capital by the limited partners.

6. Regulatory Capital and Other Information

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2009, the Company had net capital, as defined, of approximately $25,570, which exceeded the minimum net capital requirement by approximately $25,320.

The Company's consolidated statement of financial condition has been prepared on the basis of U.S. GAAP and differs in certain respects from accounting practices prescribed by the SEC's general instructions to Form X-17A-5. Under such general instructions, certain subsidiaries may not be consolidated. Total assets, liabilities and partners' capital on the

($ in thousands)

6. Regulatory Capital and Other Information (continued)

Form X-17A-5 totaled $52,233, $15,947, and $36,286, as compared to $550,511, $39,879, and $510,632 in the consolidated statement of financial condition. The difference is due to the inclusion of the balances related to the Investment Entities, as delineated on the consolidated statement of financial condition and as described in Note 1.

7. Investments

ASC 820, *Fair Value Measurements and Disclosures* ("ASC 820") defines fair value as the price that would be received upon the sale of an asset or paid upon the transfer of a liability in an orderly transaction between market participants at the measurement date (an exit price). The transaction to sell an asset or transfer a liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant. Therefore, the objective of a fair value measurement is to determine the price that would be received to sell the asset or paid to transfer the liability at the measurement date (an exit price). A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability.

ASC 820 establishes a fair value hierarchy for the inputs used in valuation models and techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable inputs (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. The level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input to the fair value measurement in its entirety requires considerable judgment and involves considering a number of factors specific to the financial instrument.

Level 1 inputs are quoted prices occurring on an arm's length basis in active markets for identical financial instruments that the reporting entity has the ability to access at the measurement date. An active market for the financial instrument is a market in which transactions for the financial instrument occur with sufficient frequency and volume to provide pricing information on an ongoing basis. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the financial instrument, either directly or indirectly. Level 3 inputs are unobservable inputs for the financial instrument.

($ in thousands)

7. Investments (continued)

The following table summarizes the valuation of the Company's investments within the fair value hierarchy levels as of December 31, 2009:

	FMC		Investments Owned by Consolidated Investment Entities			
	Investments in U.S. Government Securities	Other Marketable Securities	Marketable	Non Readily Marketable	Financial Instruments	Securities Sold Short
Level 1	$19,690	$11,877	$456,211	-	-	$16,984
Level 2	-	-	-	-	$1,163	-
Level 3	-	-	-	$12,577	-	-
	$19,690	$11,877	$456,211	$12,577	$1,163	$16,984

Investments in U.S. Government securities include securities on deposit in a special reserve bank account for the exclusive benefit of customers (market value $2,440) and investments in U.S. Government securities (market value $17,250).

Marketable investments owned and securities sold short by consolidated Investment Entities are valued at quoted prices in active markets for identical instruments.

Non readily marketable investments are valued based on valuation techniques using publicly available prices and operating performance metrics of similar companies.

Financial instruments consist of forward currency contracts which have been valued using observable inputs for similarly traded forward currency contracts.

($ in thousands)

8. Schedule of Investments

The following table presents information about the investments in securities at fair value and financial instruments of the consolidated Investment Entities as of December 31, 2009.

	Shares/ Principal/ Contracts	Market Value	Percent of Net Assets
Investments in readily marketable securities:			
Equity securities – healthcare			
United States:			
Gilead Sciences Inc.	722,300	$ 31,254	6.1%
Other	9,537,012	162,014	31.7%
Total United States (cost $159,307)	10,259,312	193,268	37.8%
Switzerland:			
Other	420,746	36,890	7.2%
Total Switzerland (cost $33,139)	420,746	36,890	7.2%
Japan:			
Mitsubishi Tanabe Pharma Corp.	2,309,600	29,028	5.7%
Other	1,015,600	11,412	2.2%
Total Japan (cost $31,265)	3,325,200	40,440	7.9%
United Kingdom:			
Other (cost $12,259)	1,049,986	12,747	2.5%
Canada			
Other (cost $3,236)	685,930	3,402	0.7%
Total healthcare equity securities (cost $239,206)	15,741,174	$ 286,747	56.1%
Equity securities – banking			
United States:			
Other (cost $15,992)	1,895,167	9,278	1.8%
Equity securities – services			
United States:			
Other (cost $278)	5,350	322	0.1%
Equity securities – technology			
United States:			
Other (cost $5,056)	154,890	4,507	0.9%
Total equity securities (cost $260,532)	17,796,581	300,854	58.9%

($ in thousands)

8. Schedule of Investments (continued)

	Shares/ Principal/ Contracts	Market Value	Percent of Net Assets
Corporate bonds			
United States:			
Other (cost $1,115)	1,110,000	$ 1,140	0.2%
Switzerland:			
Other (cost $5,558)	5,427,000	5,541	1.1%
Total corporate bonds (cost $6,673)	6,537,000	6,681	1.3%
United States Treasury Bills			
Treasury Bill due 04/01/2010 (cost $20,029)	20,050,000	$ 20,047	3.9%
Treasury Bill due 04/22/2010 (cost $49,161)	49,200,000	49,188	9.6%
Treasury Bill due 05/27/2010 (cost $25,783)	25,800,000	25,783	5.0%
Treasury Bill due 06/10/2010 (cost $53,646)	53,700,000	53,658	10.6%
Total United States Treasury Bills (cost $148,619)	148,750,000	148,676	29.1%
Total investments in readily marketable securities (cost $415,824)		$456,211	89.3%

($ in thousands)

8. Schedule of Investments (continued)

	Shares/ Principal/ Contracts	Fair Value	Percent of Net Assets
Equity securities – banking			
United States	4,248,803	$ 12,577	2.5%
Total investments in non readily marketable securities (cost $24,580)	4,248,803	$ 12,577	2.5%

	Market Value	Percent of Net Assets
Equity securities sold short		
United States:		
Other (proceeds $3,732)	$ 4,250	0.8%
China:		
Other (proceeds $12,164)	12,734	2.5%
Total (proceeds $15,896)	$ 16,984	3.3%

	Fair Value	Percent of Net Assets
Unrealized gain on forward currency contracts		
31,303,217 Swiss Francs vs. $30,321 for settlement April 8, 2010	$ 64	0.0%
2,667,694,500 Japanese Yen vs. $29,790 for settlement April 8, 2010	1,099	0.2%
	$ 1,163	0.2%

9. Derivative Contracts

In the normal course of business, the Company enters into trading activities which may include forward currency contracts, options, swaps and other derivatives. Derivative instruments may be used as substitutes for securities in which the Company can invest to hedge portfolio investments or to generate income or gain to the Company. Derivatives are not accounted for as hedging instruments.

Derivative financial instruments base their value upon an underlying asset, index or reference rate. These instruments are subject to various risks, including leverage, market, credit, liquidity and operational risks. Changes in the market value of these instruments, subsequent to year-end, may be in excess of amounts recognized in the Company's consolidated statement of financial condition. The Company manages the risks associated with its trading and as part of its overall risk management policies.

At December 31, 2009, the consolidated Investment Entities were holding forward currency contracts with a fair value of $1,163, included in unrealized gain on forward currency contracts in the consolidated statement of financial condition.

Notional amounts are an indicator of the volume of the Company's derivative activities. These amounts, along with the duration of the derivative contract, are disclosed in the accompanying condensed schedule of investments.

10. Indemnifications

The Company has agreed to indemnify Pershing for losses that Pershing may sustain from customer accounts introduced by the Company. At December 31, 2009, these accounts were fully collateralized by securities of such customers, thereby reducing the associated risk. The Investment Entities enter into contracts that contain a variety of indemnifications; the maximum exposure for each Investment Entity under these arrangements is unknown. However, the Investment Entities have not had prior claims or losses pursuant to these contracts, and believe any risk of loss to be remote.

11. Concentration of Credit Risk

The Company and its subsidiaries are engaged in various trading, brokerage and custodial activities with brokers. In the event those brokers do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each broker.

($ in thousands)

12. Recent Accounting Developments

In June 2009, the FASB announced that the ASC would become the source of authoritative accounting and reporting standards under U.S. GAAP, in addition to guidance issued by the SEC. The ASC does not change U.S. GAAP, but organizes the standards in a topical structure. The ASC is effective for financial statements issued for periods ending after September 15, 2009. The adoption of ASC did not have an effect on the Company's consolidated statement of financial condition with the exception of the reference to accounting guidance in the notes to the consolidated statement of financial condition.

In May 2009, the FASB issued new guidance on accounting and disclosure standards for events occurring after the statement of financial condition date but before the statement of financial condition is issued or available to be issued. The new guidance sets forth the period after the statement of financial condition date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity should recognize events or transactions that occurred after the statement of financial condition date in its financial statements, and the disclosures that an entity should make about events or transactions that occurred after the statement of financial condition date. The new guidance also requires a reporting entity to disclose the date through which an entity has evaluated its subsequent events. The adoption of the new subsequent events standards did not have any effect on the Company's consolidated statement of financial condition with the exception of requiring an additional disclosure.

On January 1, 2009, the Company adopted recently issued accounting guidance contained within ASC 815, *Derivatives and Hedging,* which enhanced the disclosure requirements about the Company's derivative instruments. The adoption of this guidance did not have an impact on the consolidated statement of financial condition, but does impact disclosures of derivative instruments (see Note 9).

13. Subsequent Events

ASC 855, *Subsequent Events* ("ASC 855"), establishes general standards of accounting and disclosure of events that occur after the statement of financial condition date but before the statement of financial condition is issued or available to be issued. ASC 855 requires the disclosure of the dates through which the Company has evaluated subsequent events when determining whether adjustments to disclosure in the statement of financial condition is required. ASC 855 is effective for the Company as of December 31, 2009. The Company has evaluated subsequent events through February 24, 2010 and has determined that no subsequent events have occurred that would require disclosure in the consolidated statement of financial condition or accompanying notes.

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CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

First Manhattan Co.
December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


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